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Exhibit 12.1

CMS ENERGY CORPORATION
Ratio of Earnings to Fixed Charges and Combined Fixed Charges
and Preferred Dividends

In Millions, Except Ratios
Years Ended December 31	2012	2011	2010	2009	2008

Earnings as defined[1]
Pretax income from continuing operations	$ 622	$ 606	$ 590	$ 335	$ 440
Exclude equity basis subsidiaries	(7)	(1)	(2)	2	(1)
Fixed charges as defined[2]	414	437	449	456	429

Earnings as defined[2]	$ 1,029	$ 1,042	$ 1,037	$ 793	$ 868

Fixed charges as defined[1]
Interest on long-term debt	$ 372	$ 396	$ 394	$ 383	$ 371
Estimated interest portion of lease rental	21	18	16	17	25
Other interest charges	23	25	42	58	35

Fixed charges as defined[2]	416	439	452	458	431
Preferred dividends	–	–	13	17	17

Combined fixed charges and preferred dividends	$ 416	$ 439	$ 465	$ 475	$ 448

Ratio of earnings to fixed charges	2.47	2.37	2.29	1.73	2.01

Ratio of earnings to combined fixed charges and preferred dividends	2.47	2.37	2.23	1.67	1.94

NOTES:

  1
  Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

  Preferred dividends of a consolidated subsidiary are included in fixed charges, but excluded from earnings as defined because the amount was not deducted in arriving at pretax income from continuing operations.

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CMS ENERGY CORPORATION Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends